SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Purchase of Own Securities announcement dated 6 January 2006

99.2	Purchase of Own Securities announcement dated 9 January 2006

99.3	Purchase of Own Securities announcement dated 10 January 2006

99.4	Purchase of Own Securities announcement dated 11 January 2006

99.5	Purchase of Own Securities announcement dated 12 January 2006

99.6	Purchase of Own Securities announcement dated 16 January 2006

99.7	Purchase of Own Securities announcement dated 17 January 2006

99.8	Purchase of Own Securities announcement dated 18 January 2006

99.9	Purchase of Own Securities announcement dated 23 January 2006

99.10	Purchase of Own Securities announcement dated 24 January 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ V. Penrice
Name:	V. PENRICE
Title:	HEAD OF SECRETARIAT

Date:	31st January 2006